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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of March

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FUTUREMEDIA PLC,
                                              an English public limited company


                                              By: /s/ Leonard Fertig
                                                  ------------------------------
                                                  Leonard Fertig
                                                  Chief Executive Officer

Date: March 17, 2006

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      FUTUREMEDIA APPOINTS STUART PEMBERY VICE PRESIDENT, MANAGED BENEFITS

    BRIGHTON, England, March 17 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today announced the appointment of Stuart Pembery as Vice President, Managed Benefits, effective immediately. He will report to Chief Executive Officer Leonard M. Fertig and will be responsible for the management and performance of Futuremedia's Home Computing Initiative (HCI) and related managed benefit services.

    Mr. Pembery has worked at Futuremedia during the conception and ongoing delivery of its tax-friendly benefits services, leading the largest HCI program in the United Kingdom, for Royal Mail Group plc.

    Mr. Pembery recently served as Vice President, Corporate Development, for Futuremedia, responsible for information technology, mergers and acquisitions and corporate communications. Before joining Futuremedia, he had a successful career in information technology consulting at a number of blue-chip organizations.

    Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "Stuart Pembery's appointment reflects the growing role of Futuremedia's position in the rapidly expanding HCI managed benefits business. The Home Computing Initiative has been the fastest growing benefit program in the United Kingdom during the past year. With the recent introduction of Futuremedia's Enterprise HCI Program, making Futuremedia's HCI benefit plan available to an additional four million businesses, we will continue to drive growth and returns. As the Company continues to increase its base of managed benefits clients, we are confident that Stuart's experience, talent and depth of knowledge will continue to make a major contribution in strengthening our market position."

    Mr. Pembery is a graduate of the London Business School's Senior Executive Programme and has an honours degree in Mathematics and Computer Science from the University of London.

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from changes in management, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             03/17/2006
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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